# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuveen Churchill BDC V, CIK 0002071136
CUSIP: 67122H104
Title of class of securities: Common shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York (NY), 10152
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001628280-25-041267
Filed by CIK 0000315038

## Reporting persons
- Teachers Insurance and Annuity Association of America: type of reporting person: insurance company (IC); citizenship or place of organization: New York (NY); sole voting power 13,479,520; shared voting power 0; sole dispositive power 13,479,520; shared dispositive power 0; aggregate amount beneficially owned 13,479,520 (99.9% of the class)

## Item 1. Issuer
Name of issuer: Nuveen Churchill BDC V
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York, 10152

## Item 2. Person Filing
Name of person filing: Teachers Insurance and Annuity Association of America ("TIAA")
Address of principal business office or, if none, residence: 730 Third Avenue, New York, NY 10017
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: TIAA indirectly beneficially owns 13,479,520 common shares of beneficial interest through Churchill MM Warehouse, LLC, a wholly owned subsidiary of TIAA as of the date hereof.
Percent of class: 99.99%
Sole power to vote or to direct the vote: 13,479,520
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,479,520
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Churchill MM Warehouse, LLC, a wholly owned subsidiary of TIAA, the reporting person.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Teachers Insurance and Annuity Association of America: /s/ Shaul Vichness, Shaul Vichness, Senior Managing Director and Chief Financial Officer, Churchill Asset Management LLC (investment adviser to TIAA) (02/13/2026)